United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Vale announces shareholder remuneration Rio de Janeiro, November 27, 2025 – Vale S.A. (“Vale” or “Company”) informs that its Board of Directors approved, on this date, the distribution of shareholder remuneration in the total amount of R$ 3.581771057 per ordinary and preferred shares of special class1 issued by Vale (“share”). Remuneration to Shareholders Shareholders holding Vale shares at the close of trading on B3 S.A. – Brasil, Bolsa, Balcão (“B3”) on December 11, 2025, will be entitled to receive the remuneration. Vale shares will trade ex-dividend on B3 as of December 12, 2025. Payment to shareholders will occur as follows: (i) on January 7, 2026, an amount of R$ 1.244102486 per share will be paid as dividends; and (ii) on March 4, 2026, an amount of R$ 0.768133538 per share will be paid as dividends, in addition to R$ 1.569535033 per share as interest on equity (“JCP”)2. Remuneration to ADR Holders Holders of American Depositary Receipts (“ADRs”) traded on the New York Stock Exchange (“NYSE”) will be entitled to receive the remuneration on the record date of December 12, 2025. Vale ADRs will trade ex-dividend on the NYSE as of December 12, 2025. Payments to ADR holders will be made starting January 14 and March 11, 2026, respectively, through Vale’s ADR depositary agent. The dividends and JCP were determined based on the balance sheet as of September 30th, 2025, and in line with the Company’s Shareholder Remuneration Policy. The amount per share to be paid may vary slightly until the record dates due to the share buyback program currently in course, which impacts the number of shares held in treasury. If applicable, the Company will release a Notice to Shareholders informing the final amount per share. Marcelo Feriozzi Bacci Executive Vice President, Finance and Investor Relations For further information, please contact: Vale.RI@vale.com Thiago Lofiego: thiago.lofiego@vale.com Mariana Rocha: mariana.rocha@vale.com Luciana Oliveti: luciana.oliveti@vale.com Pedro Terra: pedro.terra@vale.com Patricia Tinoco: patricia.tinoco@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. 1 Golden shares. 2 Amount subject to withholding income tax at the applicable rate. Press Release

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: November 27, 2025		Director of Investor Relations